October 3, 2024

Josh Whipple
Chief Financial Officer
Global Payments Inc.
3550 Lenox Road
Atlanta, GA 30326

        Re: Global Payments Inc.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-16111
Dear Josh Whipple:

       We have reviewed your September 25, 2024 response to our comment letter and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 27, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Other
Earnings slide deck dated February 14, 2024
Reconciliation of Non-GAAP Financial Measures, page 9

1.     We note    net revenue adjustments    primarily consist of adjustments
for gross-up related
       payments (included in operating expenses) associated with certain lines of business to reflect economic benefits to the company. Please tell us the nature of these payments and where they are classified in your statements of income.
Other
Earnings call transcript dated February 14, 2024, page 7

2. In prepared remarks, you stated Issuer Solutions performance declined compared to the prior year due to a difficult comparison resulting from vendor benefits reflected in that period. Please tell us the nature of these vendor benefits, quantify the amounts for us, and tell us how you account for them.
 October 3, 2024
Page 2

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Year Ended December 31, 2023 Compared to Year Ended December 31, 2022, page 42

3. We note your response to prior comment 1. Regarding results of operations discussion and analysis, you state you primarily list factors in order of magnitude, provide quantitative data where material to an understanding of results, and use qualitative language that provides context for the relative magnitude of factors.

       While listing factors in order of magnitude and using qualitative language is not objectionable in and of itself, it is an indirect and less useful way to provide needed information to your investors. We believe investors are best served by direct and clear quantification of all material factors driving results.

       In this regard, we note your intended, revised disclosure continues to either not quantify certain factors at all or to sometimes quantify them in an indirect manner, such as by references to percentages of accounts balances or by stating them in terms of basis points.
       We believe you should make it easy for investors to obtain quantified impacts of factors, by stating them in absolute dollars.

       You also state you will quantify significant contributing factors where:
(a) you describe
       two or more factors and (b) to the extent such information is available and appropriate to
       enhance investors    understanding of the magnitude of the impact of
each factor. It would
       appear unlikely that you would be able to attribute a change in results to a factor while not having quantification of such factor. In addition, we are not aware of circumstances in which it would not be appropriate to provide quantification to investors of information that is available internally to, and used by, management.

       Excluding the three sentences that repeat revenue amounts and percentage changes already disclosed in the immediately preceding table on page 41, your original discussion and analysis of revenues in your Form 10-K was limited to three brief sentences, none of which included a single quantification of factors affecting revenue results. For a company with the size and breadth of operations as yours, we do not believe that this brief disclosure adequately discussed and analyzed your results sufficient to provide your investors with the depth of understanding and knowledge necessary to properly evaluate your results.

       As such, we believe you should revise your disclosure and consider:

             relying on tables to present dollar and percentage changes in accounts, rather than including and repeating such information in narrative text form;
             using additional tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;
             refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above;
             ensuring that all material factors are quantified and analyzed;
and
 October 3, 2024
Page 3

             quantifying the effects of changes in price, volume, and acquisitions/dispositions on revenues and expense categories, where appropriate.

       Please provide us with a copy of your intended, revised disclosure.
4. With regards to cost of service disclosure, we note that cost of service decreased 1.4%
       despite a $0.67 billion, or 7.6%, increase in revenue. Your intended revised disclosure attributes your consolidated cost of service expense result to continued prudent expense
       management    and two other factors that    largely    offset each
other. Please revise to
       explain the nature of components of your cost of service expenses, such that these costs are able to not vary significantly with changes in business volume. Please also expand to explain your prudent expense management including what specifically that entailed and how it impacted your expenses.
5. You state you do not believe including a separate discussion of cost of service for each segment is necessary for a user to understand trends in the business. While disclosure should address known or reasonably likely trends in results, it should also address material changes from period-to-period in line items and describe the underlying reasons for these material changes in quantitative and qualitative terms. We note operating margins in the Merchant Solutions segment were essentially flat year to year, while operating margins in the Issuer Solutions declined. Based on your description of your business, it appears that different lines of business within and between your segments may have differing significant cost elements (e.g., technology-enabled and relationship-led distribution channels in merchant solutions).

       We believe you should quantify and discuss the impact of each significant component of costs comprising cost of service that caused it to materially vary (or not vary when expected to). This disclosure should be presented in a manner to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of service. In addition, the impacts of material variances in components of cost of service that offset each other should be separately disclosed, quantified, and discussed (and not netted). Please also ensure that your disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in volume and acquisitions and dispositions in absolute amounts, explain the underlying reasons "why" for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to provide the above disclosures at the segment level (which may make disclosure at the consolidated level not needed). In any event, you should revise to provide discussion and analysis of cost of
       revenue at the segment level when a change in a segment   s cost of
revenue materially
       impacts the segment   s measure of profit. Please provide us with a copy
of your intended,
       revised disclosure.
Notes to Consolidated Financial Statements
Note 1 - Basis of Presentation and Summary of Significant Accounting Policies Revenue Recognition, page 65

6. Please tell us where you classify signing incentives paid to customers in your consolidated statements of cash flows.
 October 3, 2024
Page 4

Note 4 - Revenues, page 82

7. We note your response to prior comment 2. We note that you provide information about categories of your revenues in earnings calls and investor presentations. For example, your February 14, 2024, fourth quarter 2023 earnings call contains the following information:

             Merchant Solutions segment performance:
            o Was led by software-centric businesses, which delivered double-digit growth in the quarter. Specifically, Zego, School Solutions, and AdvancedMD delivered double-digit growth in the quarter and point-of-sale businesses again grew roughly 20%.
            o Double-digit growth in Spain and Central Europe as well as in Poland and
              Greece. LATAM business benefited from the strong secular payments trends in
              Mexico and Chile. This performance was partially offset by ongoing weakness in the macro environment in the UK and Canada.
            o A bullish area with prospects to drive better rates over time is point-of-sale software, with meaningful investments in that area.
             Issuer Solutions segment performance:
             o Core issuer business grew mid-single-digits this quarter, driven by strength in volume-based revenue. This was partially offset by slower growth in managed and output services as you focus the issuer business on more technology enablement.
             o Issuer transactions grew high single-digits led by commercial card transactions, which increased low double-digits, highlighting ongoing strength in cross-border corporate travel.

       Your investor presentation of the same date included the following information:

             Merchant Solutions:
            o 20%+ increase in new Integrated sales
            o ~20% POS growth
            o Double digit organic growth in LATAM region

             Issuer Solutions:
             o 6% core Issuer growth
             o 17% growth in MineralTree mid-market channel


       Please tell us how you considered your provision of this information outside the financial statements, which is presumably used by you and users of your financial statements to evaluate performance, when determining your disaggregated revenue disclosure. Refer to
       ASC 606-10-55-90.
 October 3, 2024
Page 5

       Please contact Robert Shapiro at 202-551-3273 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Trade &
Services